Exhibit 99.1


                                                    RISK FACTORS

If the proposed merger with Direct Petroleum Exploration, Inc. is consummated, we will be faced with risks particular to the combined entity post-merger.

     If the proposed merger with Direct Petroleum is consummated, we may be faced with the following risks, among others:

     o We will need additional capital to finance our post-merger business and cannot assure you we will be able to obtain such capital;
     o Direct Petroleum is a "start up," "development stage" company, has not generated any revenues and has no operating history on which to base an evaluation of its business and prospects. In addition, we cannot assure you that its technology will be accepted in the market place or result in profitability;
     o We expect to experience growth that will place significant strain on our management, operations, systems, and financial and other resources. Our ability to manage future growth, should it occur, will require us to expand and improve our operations and systems, and to attract, retain, motivate, and manage our employees;
     o We are subject to intense competition and many of our competitors have greater financial, technical and marketing resources than us and are using other methods for the detection of hydrocarbon reserves that may be better than our technology.
     o We believe or technology is proprietary and material to our proposed business and cannot assure you that our intellectual property rights will not be challenged, invalidated or circumvented, that claims for infringement will not be asserted against us in the future or that other will not independently develop substantially equivalent proprietary information and techniques.


If we do not successfully manage the above risks, our business, results of operations and financial condition will be materially adversely affected.

If the Direct Petroleum merger is not consummated, the following risks will apply:

We will not generate any revenue until, at the earliest, the completion of a business combination.

     Our resources are limited. As of August 31, 2003, the Company had approximately $2.703 million in cash and cash equivalents, approximately, $36,667 in prepaid expenses, $65,000 in accounts payable, and $3,000 in accrued liabilities. We have had no significant revenues (other than interest income) since 1992 and we will not achieve any revenues (other than interest income) until, at the earliest, the completion of a business combination. We cannot assure you that any business we combine with, either at the time of or after the business combination, will derive any material revenues from its operation or operate on a profitable basis. In addition, as a result of our limited financial, managerial, and other resources, we cannot assure you that we will be able to acquire a suitable target without raising additional capital and, if we do need such additional capital, that we will be able to raise it.


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Since we have not yet selected a particular industry or any target business with which to effect a business combination, we are unable to ascertain the merits or risks of the industry or business in which we may ultimately operate.

     We have not selected any particular industry or any target business on which to concentrate our search for a business combination. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry or the target business in which we may ultimately operate. We will become subject to numerous risks inherent to the business operations of any company with which we effect a business combination. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all such significant risk factors.

If we are deemed to be subject to the Investment Company Act of 1940, we may be required to institute burdensome compliance requirements and be subject to restrictions relating to our activities.

     The regulatory scope of the Investment Company Act of 1940, which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act may, however, also be deemed to be applicable to a company that does not intend to be characterized as an investment company but that, nevertheless, engages in activities that may be deemed to be within the definitional scope of certain provisions of the Investment Company Act. While we do not believe that our anticipated principal activities will subject us to regulation under the Investment Company Act, we cannot assure you that we will not be deemed to be an investment company, especially during the period prior to a business combination. If we are deemed to be an investment company, we may become subject to certain restrictions relating to our activities, including:

     o    restrictions on the nature of our investments; and

     o    the issuance of securities,

and have imposed upon us certain requirements, including:

     o    registration as an investment company;

     o    adoption of a specific form of corporate structure; and

     o compliance with certain burdensome reporting, recordkeeping, voting, proxy and disclosure requirements and other rules and regulations.

     If we are characterized as an investment company, we would be required to comply with these additional regulatory burdens, which would require additional expense.

Our officers and directors may have a conflict of interest allocating management time and opportunities, which may be to the detriment of our stockholders.

     Our officers and directors are not required to commit their full time to our affairs, which may result in conflicts of interest in allocating management time between our operations and other businesses. Such conflicts may not be resolved in the best interest of our stockholders. In addition, certain of our officers and directors are involved with other companies which have a business purpose similar to ours. As a result, conflicts of interest may arise in the future. If such a conflict does arise and an officer or director is presented with a business opportunity under circumstances where there may be a doubt as to whether the opportunity should belong to us or another company they are affiliated with, our officers and directors will attempt to resolve the conflict by exercising the good faith required of fiduciaries. Although we believe that we will generally be able to resolve conflicts on an equitable basis, it is possible that potential conflicts may not be resolved in our favor in all cases. Our officers and directors are under no obligation, beyond their general fiduciary obligation to us, to offer a business opportunity to us prior to offering it to another company.

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We may  not be  correct  in  assessing  the  management  of a  potential  target business.

     We cannot assure you that our assessment of the skills, qualifications or abilities of the management of a prospective target business will prove to be correct, especially in light of the possible inexperience of our officers and directors in evaluating certain types of businesses. In addition, despite a positive assessment by our management, we cannot assure you that the management of a prospective target business will have the necessary skills, qualifications or abilities to manage a public company.

We may issue shares of our common stock and preferred stock to effect a business combination, which would dilute the equity interest of our stockholders.

     We may issue shares of our common stock or preferred stock, or a combination of common and preferred stock, to effect a business combination. The issuance of additional shares of our common stock or any number of shares of our preferred stock may:

     o    significantly reduce the equity interest of our stockholders;

     o possibly cause a change in control if a substantial number of our shares of common stock are issued in connection with a business combination, which may affect, among other things, our ability to utilize our net operating loss carryforwards, if any;

     o    adversely affect prevailing market prices for our common stock; and

     o impair our ability to raise additional capital through the sale of our equity securities.

We may seek additional financing to complete a business combination or to fund the operations and growth of the target business.

     We may seek additional financing to complete a business combination or to fund the operations and growth of a target business, which may include assuming or refinancing the indebtedness of the target business. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that such additional financing proves to be unavailable when needed to complete a particular business combination, we would, in all likelihood, be compelled to restructure the transaction or abandon that particular business combination and seek an alternative candidate. In addition, our failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business.

We are subject to intense competition.

     We expect to encounter intense competition from other entities having a business objective similar to ours. Many of these entities, including financial consulting companies and venture capital firms, have longer operating histories and have extensive experience in identifying and effecting business combinations, directly or through affiliates. Many of these competitors possess significantly greater financial, technical and other resources than we do. We cannot assure you that we will be able to effectively compete with these entities. If we are unable to compete effectively with these entities, we may be forced to evaluate less attractive prospects for a business combination. If we are forced to evaluate these less attractive prospects, we cannot assure you that our stated business objectives will be met.




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